DRW Execution Services, LLC

Financial Report
December 31, 2020

Filed as PUBLIC Information Pursuant to Rule 17a-(5)d
Under the Securities Exchange Act of 1934.

This report is deemed PUBLIC in accordance with Regulation 1.10(g) under the Commodity Exchange Act.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70030

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DRW EXECUTION SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 W. MADISON, SUITE 2500
(No. and Street)

CHICAGO	IL	60661-2555
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SCOTT FOWLER, 512-807-5564
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

ONE SOUTH WACKER DRIVE, SUITE 800	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SCOTT FOWLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DRW EXECUTION SERVICES, LLC, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SAMANTHA IGLESIAS
Notary Public, State of Texas
Comm. Expires 08-15-2022
Notary ID 131684042

02/26/21

Notary Public

Signature

DIRECTOR OF REGULATED ENTITIES AND FINOP

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statements	3 – 6

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Manager and Members
DRW Execution Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DRW Execution Services, LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2018.

Chicago, Illinois
March 1, 2021

DRW Execution Services, LLC

Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	468,613
Receivables from affiliated companies		209,673
Receivable from clearing broker		5,816
Other assets		15,121
Total assets	$	699,223
Liabilities and Member's Equity		
Liabilities		
Payable to parent	$	125,821
Other accrued expenses		30,676
Total liabilities		156,497
Member's Equity		542,726
Total liabilities and member's equity	$	699,223

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: DRW Execution Services, LLC (the Company) is a Delaware limited liability company and a wholly-owned subsidiary of DRW Holdings, LLC (DRWH). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), an Institutional Broker Participant on the Chicago Stock Exchange (CHX) and a member of the National Futures Association (NFA). Additionally, the Company has several exchange memberships, including memberships with Cboe Global Markets, Nasdaq, and NYSE Group. The Company's principal operations are to act solely as an executing broker and provide customers with market access to various trading venues.

Although the Company is not exempt from Rule 15c3-3, it does not hold funds or securities for customers and it does not carry margin accounts, credit balances or securities for any person defined as a customer under Rule 17a-5(c)(4).

The following is a summary of the Company's significant accounting policies:

The Company follows United States Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing broker: Receivable relating to cash held at clearing broker is reported in the statement of financial condition. No credit loss has been recorded due to the short duration of the receivable and the credit worthiness of the clearing broker.

Income taxes: Management elected to have the Company's entity classification changed from partnership to corporation effective January 1, 2020. The Company records income taxes using the asset and liability method. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in which those temporary differences are expected to be reversed or settled. The Company's effective income tax rate, which does not differ from the US federal statutory income tax rate, for the year ended December 31, 2020 is 21 percent. For the year ended December 31, 2020, the company has a deferred tax asset and liability balance of $0. The tax liability for the year ended December 31, 2020 is $3,935 and is recorded as other accrued expenses on the statement of financial condition.

Accounting Standards Codification Topic 740 -- Income Taxes (ASC Topic 740) provides guidelines for how uncertain tax positions should be recognized, measured, presented and disclosed in financial statements. ASC Topic 740 requires the evaluation of tax positions taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. Generally, the preceding tax year remains subject to examination by U.S. federal and state tax authorities. There are no material uncertain tax positions through December 31, 2020.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Recent accounting pronouncements: In June 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments. This ASU amends several aspects of the measurement of credit losses on financial assets held at amortized cost, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model (CECL). Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount. The Company adopted ASU 2016-13 on January 1, 2020. Receivable from clearing broker is the only financial asset held at amortized cost on the statement of financial condition.

Revenue recognition: The Company recognizes revenue from contracts with customers for providing customers market access to certain designated electronic communication networks, securities exchanges and alternative trading systems. The transaction price includes all exchange-related fees, both transactional and non-transactional, associated with individual customer market access plus a fixed mark-up, and an allocation of the Company's overhead expenses based on customer trading volume plus a fixed mark-up. Transactional fees and the related fixed mark-up are recognized on the trade date. Non-transactional fees and the allocation of the Company's overhead expenses, plus related mark-ups, are accrued monthly. Customers are invoiced monthly and payment is received by the Company within the same month they are invoiced. Receivables from market access revenue were $0 at January 1, 2020, and approximately $199,000 at December 31, 2020.

The Company also recognizes revenue from contracts with customers for commissions on trade execution. The transaction price is based on volume traded by the customer and is recognized on the trade date. Customers are invoiced monthly and payment is received by the Company within the same month they are invoiced. Receivables from commission revenue were $0 at January 1, 2020, and approximately $7,000 at December 31, 2020.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The Company held no Level 1, Level 2 or Level 3 instruments at December 31, 2020.

Note 2. Fair Value of Financial Instruments (Continued)

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that cause the transfer in accordance with the Company's accounting policy. There were no transfers among Levels 1, 2 and 3 during the year.

Note 3. Related Party Transactions

The Company pays all direct expenses associated with its execution services. The Company has entered into an agreement with DRWH whereby certain operating expenses were paid by DRWH and charged to the Company based on a series of usage factors. Payable to parent on the statement of financial condition of approximately $126,000 is related to these activities.

The Company has entered into contracts with affiliated companies whereby revenue from market access and commissions were charged to the affiliates based on the Company's revenue recognition policies. At December 31, 2020, receivables from affiliates on the statement of financial condition of approximately $206,000 is related to these activities.

Additionally, the Company transacts business with and incurs amounts receivable from other affiliates in the ordinary course of business. At December 31, 2020, $4,000 represents receivable from affiliated company in connection with such transactions.

Note 4. Risk

The Company maintains certain cash deposits with a financial institution. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation.

Since the Company does not clear its own securities and futures transactions, it has established an account with a clearing broker for this purpose. This can result in a concentration of credit risk with this broker. Such risk, however, is mitigated by the clearing broker's obligation to comply with rules and regulations governing clearing brokers in the United States, as well as the Company's periodic monitoring of the clearing broker's creditworthiness.

Note 5. Indemnifications

In the normal course of its business, the Company indemnifies certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these representations and warranties to be remote.

Note 6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by the rule, which requires the Company to maintain net capital, as defined, equal to the greater of $100,000 or 6 ⅔ percent of aggregate indebtedness arising from customer transactions, as defined. The rule also provides that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $317,932, which was $217,932 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .49 to 1.

The Company is subject to the Commodities Exchange Act (Regulation 1.17) which requires the maintenance of minimum net capital. The Company is required to maintain a minimum net capital level equivalent to the greater of $45,000 or, for securities brokers and dealers, the amount of net capital required by Rule 15c3-1 of the Securities Exchange Commission. As described above, the Company maintains net capital greater than $100,000, as required by Rule 15c3-1.

Note 7. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

The global outbreak of COVID-19 has disrupted economic markets and the impact, duration and spread of the virus is uncertain at this time. COVID-19 may or may not have an impact on the operational and financial performance of the Company and there is no estimate, positive or negative, of its impact on the financial statements.

On January 12, 2021, the parent made a $5,000,000 capital contribution to the Company.